Jeffrey Libson + 1 609 250 6302 jlibson@cooley.com	Via EDGAR

September 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner
Mr. Al Pavot
Ms. Julia Griffith
Mr. Dietrich King

Re:	Immunome, Inc.
Draft Registration Statement on Form S-1
Submitted on August 12, 2020
File No. 377-03406

Ladies and Gentlemen:

On behalf of our client, Immunome, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comments contained in the Comment Letter (the “Comments”) and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Registration Statement, which is marked to show all changes from the Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Draft Registration Statement on Form S-1 submitted August 12, 2020

Prospectus Summary, page 1

1.	Please add disclosure to clarify that, while the company has been working on oncology applications of its therapeutic platforms for an extended period of time, the infectious disease applications needed to develop a therapeutic approach to combat the SARS-CoV-2 virus are a new area of study. Clarify any significant disparities between the two applications that you have already identified, and balance the disclosure by noting any risks associated with the shift in focus.

U.S. Securities and Exchange Commission

September 9, 2020

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 18, 21 and 87 of the Registration Statement.

2.	Please amend your disclosure to clarify what makes your platform different from other research platforms, and whether any other research currently employs a similar approach. In particular, explain what you mean when you say your approach is "unbiased," and whether that is unique to your company. If it is not unique, contrast your approach to those of other companies.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

3.	Please define hybridoma, immunoglobulins and IL-38 and other terms of art on first use.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 91 and 95-98 of the Registration Statement.

4.	Please provide more information about the therapeutic approach to SARS-CoV2, how it differs from your approach to oncological disease, and the timing of anticipated product candidate development. Clarify early in your disclosure the time that you anticipate being required to bring such products to market.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 87 and 100-101 of the Registration Statement. The Company respectfully supplementally advises the Staff that while the Company anticipates initiating a Phase I clinical trial of the product candidate identified through its IMM-BCP-01 program in the first half of 2021, due to the risks and uncertainties inherent in clinical development, the Company is unable to anticipate the timing of any results from such Phase I clinical trial, of the initiation of or results from any subsequent clinical trial or of potential regulatory approval of such product development. The Company further advises the Staff that it does not have a contractual obligation to bring any such products to the market within a specified time frame.

U.S. Securities and Exchange Commission

September 9, 2020

5.	Please disclose in the Risk Factors Summary on page 4 that you have on hand funds sufficient to fund your operations only into January 2021. Please make a conforming revision to the going concern risk factor on page 12.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 13 of the Registration Statement.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Julia Griffith at 202-551- 3267 to discuss how to submit the materials, if any, to us for our review.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

Summary Financial Data, page 8

7.	Please revise note (1) to reference financial statement Note 2. Also, please expand this note to clarify that the EPS data gives effect to the reverse stock split mentioned on page 7.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement. The Company respectfully supplementally advises the staff that, consistent with the discussion of the reverse stock split on page 8, all share figures in the table on page 9 will give effect to the reverse stock split, including the pro forma earnings per share, or EPS, data.

Risk Factors, page 10

8.	Please refer to the risk factor on page 23 discussing the company's possible use of accelerated approval pathways for FDA approval. Please disclose the specific programs applicable to products or therapeutic platforms that you are currently developing.

U.S. Securities and Exchange Commission

September 9, 2020

Response to Comment 8:

In response to the Staff’s comment, the Company respectfully advises the Staff that since the Company has not yet selected a specific product candidate for any of its programs, it is unable at this time to determine which potential product candidates may benefit from the accelerated approval pathways for FDA approval. Once the Company identifies specific product candidates through its IMM-ONC-01 or IMM-BCP-01 programs, it will be able to provide further information relating to the applicability of the accelerated approval pathways.

Strategic Collaborations and License Agreements

IMM-BCP-O1 Collaboration with the DoD, page 96

9.	Please expand the description of your agreement with the DoD to disclose the materials terms of the agreement. In doing so, please address the nature, scope and ownership of intellectual property created or transferred through the collaboration, each parties’ rights and obligations, the duration of the agreement, as well as provisions for future payments and royalties, if any. Please make conforming revisions to the description of the agreement in the prospectus summary.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 89 and 102 of the Registration Statement. The Company respectfully supplementally advises the Staff that since its agreement with the DoD is focused predominantly on reimbursement of expenses through Phase I clinical development of the Company’s BCP product candidate and is not a standard licensing agreement involving future payments or royalties, many of the terms frequently found in more robust licensing agreements are not applicable to this agreement.

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U.S. Securities and Exchange Commission

September 9, 2020

Please direct any questions or comments concerning the Registration Statement or this response letter to the undersigned at +1 609 250 6302.

Very truly yours,

/s/ Jeffrey P. Libson

Jeffrey P. Libson

cc:	Purnanand Sarma, Ph.D., Immunome, Inc.
Ryan S. Sansom, Cooley LLP
Geoffrey R. Starr, Cooley LLP
Michael D. Maline, Goodwin Procter LLP
Michael J. Rosenberg, Goodwin Procter LLP